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November 18, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katherine Hsu and Eric Envall

Re:	Huntington Funding, LLC

Amendment No. 1 to Registration Statement on Form SF-3

Filed November 9, 2016

File No. 333-214109

On behalf of Huntington Funding, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated November 17, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting a response to the Comment Letter as set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. (Please note that page number references in our response below refer to the applicable page number in the clean copy of Amendment No. 1.) Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Exceptions to Underwriting Criteria, page 52

1.	We note your response and revisions to your registration statement in response to comments five through seven. Please revise to clarify that to the extent there is more than one reason why material amounts of any receivables are included in the pool despite exceptions to the underwriting criteria, you will describe, and provide data on, how each of the compensating factors were used to make the determination that the receivables should be included in the pool.

As described on page 51 of the prospectus, under Huntington’s origination process a receivable may be approved by a credit underwriter as an exception to Huntington’s written underwriting guidelines. With respect to each receivable for which a credit underwriting exception was noted, a compensating factor (e.g., an existing credit relationship of the obligor with Huntington or a loan-to-value ratio less than a specified

November 18, 2016

ratio) will be noted by the underwriter in the origination system. Although more than one compensating factor may be applicable to a receivable for which a credit underwriting exception was noted, only the primary factor will be considered to be the compensating factor for that receivable. Consequently, with respect to each pool of receivables, the number (and percentage of the net pool balance) of receivables for which a credit underwriting exception was noted will match the aggregate number (and percentage of the net pool balance) of compensating factors for such pool. For example, if 150 receivables in a pool of receivables were approved by a credit underwriter with an exception noted, then the sum of the number of receivables in the categories of compensating factors disclosed in the prospectus would be equal to 150.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela Ulum, at (312) 701-7776. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum
Angela M. Ulum

cc:	Mark Bjertness